Filed by: NorthStar Realty Finance Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthStar Realty Finance Corp. (Commission File No.: 001-32330)

Commission File No. for Registration Statement on

Form S-4 filed by Colony NorthStar, Inc.: 333-212739

On September 14, 2016, NorthStar Realty Finance Corp. posted on its website the below appendix to the investor presentation it filed with the SEC on a Current Report on Form 8-K on June 7, 2016:

Colony NorthStar Second Appendix to June 7, 2016 Investor Presentation Creating a Leading Global Equity REIT with an Embedded Investment Management Platform September 14, 2016

Forward-Looking Statements

Cautionary Statement Regarding Forward-Looking Statements

This presentation may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," or "potential" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements: the failure to receive, on a timely basis or otherwise, the required approvals by NorthStar Asset Management Group Inc. ("NSAM"), Colony Capital, Inc. ("Colony") and NorthStar Realty Finance Corp. ("NRF") stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company's ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company's reports filed from time to time with the Securities and Exchange Commission (the "SEC"), including each company's most recently filed Quarterly Report on Form 10-Q. There can be no assurance that the merger will in fact be consummated.

None of NSAM, Colony, NRF or any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this presentation. None of NSAM, Colony or NRF is under any duty to update any of these forward-looking statements after the date of this presentation, nor to conform prior statements to actual results or revised expectations, and none of NSAM, Colony or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, Inc. ("Colony NorthStar"), a Maryland subsidiary of NSAM that will be the surviving parent company of the combined company, filed with the SEC a registration statement on Form S-4 (File No.: 333-212739) that includes a joint proxy statement of NSAM, Colony and NRF and that also constitutes a prospectus of Colony NorthStar. The registration statement has not yet become effective. Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction. This presentation is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC. INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 FILED BY COLONY NORTHSTAR ON JULY 29, 2016, AS AMENDED BY AMENDMENT NO.1 FILED WITH THE SEC ON SEPTEMBER 15, 2016, THAT INCLUDES A JOINT PROXY STATEMENT/PROSPECTUS FROM EACH OF NSAM, COLONY AND NRF, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF NSAM, COLONY AND NRF ON JUNE 3, 2016, JUNE 7, 2016, JUNE 8, 2016 AND JULY 29, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar (when available) through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NSAM, Colony or NRF at the following:

Contacts

NorthStar Asset Management Group Inc.	Colony Capital, Inc.		NorthStar Realty Finance Corp.
Megan Gavigan / Emily Deissler / Hayley Cook	**Owen Blicksilver**	**Lasse Glassen**	**Joe Calabrese**
Sard Verbinnen & Co.	Owen Blicksilver PR, Inc.	Addo Communications, Inc.	Investor Relations
(212) 687-8080	(516) 742-5950	(310) 829-5400	(212) 827-3772

Participants in the Solicitation

Each of NSAM, Colony and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information regarding NSAM's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM's Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016 and Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction. Information regarding Colony's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony's Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction. Information regarding NRF's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF's Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016 and Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction. A more complete description is available in the registration statement on Form S-4 and the joint proxy statement/prospectus filed by Colony NorthStar with the SEC on July 29, 2016, as amended by Amendment No.1 filed with the SEC on September 15, 2016. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

NorthStar ASSET MANAGEMENT GROUP | Colony Capital, Inc. | NorthStar REALTY FINANCE

Pro Forma Core FFO / CAD – Six Months Ended June 30, 2016

The below table reflects the reconciliation of pro forma six months ended June 30, 2016 Core FFO / CAD from unaudited pro forma six months ended June 30, 2016 net income detailed in the joint proxy statement/prospectus:

	Historical			Pro Forma Adjustments [2]			
(In millions, except per share data)	NSAM	Colony	NRF	NRF Sales Initiatives	Merger / FV Adjustments	Total Adjustments	Pro Forma Consolidated
Net income (loss) attributable to common stockholders	**$29**	**$61**	**($261)**	**($86)**	**$98**	**$12**	**($159)**
Non-controlling interests income (loss)	-	11	(4)	(3)	(24)	(27)	(20)
Subtotal	**29**	**72**	**(265)**	**(89)**	**74**	**(15)**	**(179)**
Adjustments [1]:							
Depreciation and amortization items	4	77	162	-	19	19	262
Amortization of intangibles and other	2	54	33	-	(18)	(18)	71
Equity-based compensation	31	7	12	-	(12)	(12)	38
Deferred tax expense (benefit)	(2)	(4)	3	-	(2)	(2)	(5)
N-Star CDO bond discounts and non-cash interest income	-	-	(7)	-	-	-	(7)
Unrealized (gain) loss / Prov. for loan losses, net / Impairment of RE	15	-	244	(2)	(15)	(17)	242
Realized (gain) loss on investments	-	-	24	20	-	20	44
Distributions/adj. to joint venture partners	9	(59)	(20)	-	(1)	(1)	(71)
Transaction costs and other	26	9	24	-	(31)	(31)	28
Pro forma Core FFO / CAD	**$114**	**$156**	**$210**	**($71)**	**$14**	**($57)**	**$423**
Weighted average shares [3]	191	135	184				
Reported Core FFO / CAD per share	$0.60	$1.16	$1.14				
Exchange ratio	1.0000x	1.4663x	1.0996x				
Pro forma weighted average shares	191	198	203			7 [4]	599
Pro forma Core FFO / CAD per share							**$0.71**

Pro forma results include approximately $8 million ($16 million on an annualized basis) of the estimated $80 million of annual cash synergies and do not reflect earnings from redeployment of capital from NRF Sales Initiatives and return of capital[5]

1. Adjustments reflected in the above table are from previously reported results. For further information, please refer to each entity's respective publicly available financial statements or earnings releases.
2. Includes approximately $8 million ($16 million on an annualized basis) of the estimated $80 million of annual cash synergies and does not reflect earnings from redeployment of capital from NRF sales initiatives and return of capital. NRF sales initiatives include assets sold or under contract to sell through August 2, 2016, including manufactured housing, multifamily, a senior housing portfolio sold during Q1'16, a portfolio of private equity investments, and certain commercial real estate debt investments and securities.
3. NSAM and NRF shares represent the weighted-average outstanding common shares, LTIPs and RSUs not subject to performance hurdles. CLNY shares represent the weighted average outstanding common shares and operating partnership units.
4. Represents 9.8 million restricted stock units to be issued to certain NSAM executives upon closing of the transaction based on NSAM's September 9, 2016 share price less 2.7 million NRF shares owned by NSAM after giving effect to the exchange ratio.
5. Please refer to the Unaudited Pro Forma Condensed Consolidated Financial Statements section of Amendment No. 1 to the joint proxy statement/prospectus filed on September 15, 2016 for additional details on synergies.

NorthStar ASSET MANAGEMENT GROUP

ColonyCapital, Inc.

NorthStar REALTY FINANCE

Pro Forma Core FFO / CAD – 2015

The below table reflects the reconciliation of pro forma 2015 Core FFO/CAD from unaudited pro forma 2015 net income reflected in the joint proxy statement/prospectus:

(In millions, except per share data)	Historical			Pro Forma Adjustments [2]			
	NSAM	Colony	NRF	NRF Sales Initiatives	Merger / FV Adjustments	Total Adjustments	Pro Forma Consolidated
Net income (loss) attributable to common stockholders	**$120**	**$107**	**($219)**	**($84)**	**$94**	**$10**	**$18**
Non-controlling interests income (loss)	1	20	(24)	8	(20)	(12)	(15)
Subtotal	**121**	**127**	**(243)**	**(76)**	**74**	**(2)**	**3**
Adjustments[1]:							
Depreciation and amortization items	2	142	429	(100)	49	(51)	522
Amortization of intangibles and other	-	98	92	-	(94)	(94)	96
Equity-based compensation	58	14	28	-	55	55	155
Deferred tax expense (benefit)	(9)	(10)	6	-	24	24	11
N-Star CDO bond discounts and non-cash interest income	-	-	(28)	-	-	-	(28)
Unrealized (gain) loss / Prov. for loan losses, net / Impairment of RE	4	(30)	197	(2)	(4)	(6)	165
Realized (gain) loss on investments	-	-	11	(2)	-	(2)	9
Distributions/adj. to joint venture partners	13	(108)	(44)	-	(7)	(7)	(146)
Transaction costs and other	10	25	86	(2)	-	(2)	119
Pro forma Core FFO / CAD	**$199**	**$258**	**$534**	**($182)**	**$97**	**($85)**	**$906**
Weighted average shares[3]	195	128	177				
Reported Core FFO / CAD per share	$1.02	$2.02	$3.02				
Exchange ratio	1.0000x	1.4663x	1.0996x				
Pro forma weighted average shares	195	188	195			7[4]	585
Pro forma Core FFO / CAD per share							**$1.55**

Pro forma results include approximately $46 million of the estimated $80 million of annual cash synergies and do not reflect earnings from redeployment of capital from NRF Sales Initiatives and return of capital[5]

1. Adjustments reflected in the above table are from previously reported results. For further information, please refer to each entity's respective publicly available financial statements or earnings releases.
2. Includes approximately $46 million of the estimated $80 million of annual cash synergies and does not reflect earnings from redeployment of capital from NRF sales initiatives and return of capital. NRF sales initiatives include any assets sold or under contract to sell through August 2, 2016, including manufactured housing, multifamily, a senior housing portfolio sold during Q1'16, a portfolio of private equity investments, and certain commercial real estate debt investments and securities.
3. NSAM and NRF shares represent the weighted-average outstanding common shares, LTIPs and RSUs not subject to performance hurdles. CLNY shares represent the weighted average outstanding common shares and operating partnership units.
4. Represents 9.8 million restricted stock units to be issued to certain NSAM executives upon closing of the transaction based on NSAM's September 9, 2016 share price less 2.7 million NRF shares owned by NSAM after giving effect to the exchange ratio.
5. Please refer to the Unaudited Pro Forma Condensed Consolidated Financial Statements section of Amendment No. 1 to the joint proxy statement/prospectus filed on September 15, 2016 for additional details on synergies.

NorthStar ASSET MANAGEMENT GROUP ColonyCapital, Inc. NorthStar REALTY FINANCE